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GENERAL DATACOMM INDUSTRIES, INC. AND SUBSIDIARIES                   EXHIBIT 12
CALCULATION OF CURRENT RATIO

Years ended September 30,     1994      1993      1992      1991         1990
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Current Assets             $104,032   $79,481    $82,123   $90,756     $96,113

Current Liabilities          47,619    41,236     38,656    53,819      36,456

Current Ratio                 2.2:1     1.9:1      2.1:1     1.7:1       2.6:1